

02007322


RECEIVED
FEB 28 2002
352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BOSC, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3045 South Harvard
(No. and Street)

Tulsa, OK 74114
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Michelle Davidson (918) 746-5729
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

3900 One Williams Center Tulsa, OK 74172
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




OATH OR AFFIRMATION

I, Dawn Michelle Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BOSC, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Financial Operations Principal
Title



Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A(f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- N/A(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- N/A(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (I) An Oath or Affirmation.
- N/A(m) A copy of the SIPC Supplemental Report.
- N/A(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- N/A(o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- N/A(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
FEB 2 8 2002
PROCESSING
SECTION
352

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

BOSC, Inc.

Year ended December 31, 2001
with Report of Independent Auditors

0202-0267571
2/27/20023:36 PM

BOSC, Inc.

Financial Statements and Supplementary Information

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Auditors

Board of Directors
BOSC, Inc.

We have audited the accompanying statement of financial condition of BOSC, Inc. (a wholly owned subsidiary of BOK Financial Corporation) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOSC, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Tulsa, Oklahoma
February 8, 2002

0202-026757

BOSC, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Current assets:	
Cash and cash equivalents, interest bearing, non-affiliate	$ 2,062
Cash on deposit with affiliate	1,271,109
Accounts receivable – broker/dealer	8,520,757
Commissions receivable – broker/dealer	1,270,927
Interest receivable	63,963
Prepaid expenses	1,095,293
Income taxes receivable from affiliate	526,297
Marketable securities owned, at market value	9,443,958
Total current assets	22,194,366
Fixed assets, at cost:	
Furniture, fixtures and equipment	470,927
Software	198,347
	669,274
Accumulated depreciation	(398,242)
	271,032
Goodwill	1,480,595
Accumulated amortization	(987,064)
	493,531
Deferred tax asset	924,607
Security deposits	100,000
Total assets	$23,983,536

Liabilities and stockholder's equity	
Current liabilities:	
Accrued operating expenses	$ 1,520,073
Due to affiliate	1,505,160
Notes payable to affiliate	6,412,413
Accounts payable – broker/dealer	4,558,572
Accrued bond underwriting settlement	1,600,000
Total current liabilities	15,596,218
Stockholder's equity:	
Common stock, $10 par value – authorized and issued 2,500 shares	25,000
Additional paid-in capital	8,057,963
Retained earnings	304,355
Total stockholder's equity	8,387,318
Total liabilities and stockholder's equity	$23,983,536

See accompanying notes.

BOSC, Inc.

Statement of Income

Year Ended December 31, 2001

Revenue:	
Trading gains and losses	$10,501,992
Brokerage fees and commissions	9,144,607
Public finance fees and commissions	4,361,025
Interest income	473,543
	24,481,167
Expenses:	
Interest	132,814
Personnel expense	14,370,469
Business promotion	604,590
Safekeeping expense	750,906
Data processing	323,510
Professional fees	17,935
Investment banking consultant fees	1,699,198
Administrative expense	510,900
Occupancy costs	44,128
Communication cost	74,643
Equipment	600,771
Depreciation and amortization	99,406
Amortization of intangible assets	296,119
Affiliate expense	3,053,247
Bond underwriting settlement	1,600,000
	24,178,636
Net income before income taxes	302,531
Income tax benefit	1,824
Net income	$ 304,355

See accompanying notes.

BOSC, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2000	$25,000	$7,988,339	$ –	$8,013,339
Net income	–	–	304,355	304,355
Tax benefit on exercise of stock options	–	69,624	–	69,624
Balance at December 31, 2001	$25,000	$8,057,963	$304,355	$8,387,318

See accompanying notes.

BOSC, Inc.

Statement of Cash Flows

Year Ended December 31, 2001

Operating activities	
Net income	$ 304,355
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	395,525
Tax benefit on exercise of stock options	69,624
(Increase) decrease in operating assets:	
Accounts receivable – broker/dealer	(8,520,757)
Commissions receivable – broker/dealer	(1,033,274)
Securities owned, net	2,471,751
Interest receivable	(22,875)
Prepaid expenses	(381,930)
Taxes receivable from affiliate	(418,056)
Deferred tax asset	(924,607)
Increase (decrease) in operating liabilities:	
Accounts payable – broker/dealer	(385,586)
Accrued operating expenses	654,974
Due to affiliate	56,022
Accrued bond underwriting settlement	1,600,000
Net cash used in operating activities	(6,134,834)
Investing activities	
Purchases of property, plant and equipment	(118,849)
Net cash used in investing activities	(118,849)
Financing activities	
Net increase in borrowings from affiliate	6,412,413
Net cash provided by financing activities	6,412,413
Net decrease in cash and cash equivalents	158,730
Cash and cash equivalents at beginning of year	1,114,441
Cash and cash equivalents at end of year	$1,273,171
Cash paid for interest	$ 132,814
Cash paid for taxes	$1,201,831

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Description of Business

BOSC, Inc. ("BOSC") is a wholly owned subsidiary of BOK Financial Corporation ("BOKF"), a financial holding company. BOSC, Inc. is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Act") and is a member of the National Association of Securities Dealers, Inc. (NASD). BOSC is also registered as a broker/dealer and regulated by all fifty states, and exercises authority under Section 4(k) of the Bank Holding Company Act.

BOSC is a full-service securities firm with expertise in public and municipal finance and private placements. It engages in retail and institutional securities sales and municipal underwriting. BOSC, as a general securities broker/dealer, offers mutual funds, unit investment trust, variable annuities, fixed income, equity securities, and financial advisory services through financial consultants in a network of 70 branch offices located in Oklahoma, Texas, Arkansas, and New Mexico. These branches are primarily located within Bank of Oklahoma, N.A. branch banking locations in the Tulsa and Oklahoma City area. As a bank affiliated broker/dealer, BOSC discloses to clients and potential clients its relationship with BOKF and Bank of Oklahoma, N.A., and that investments (1) are not insured by the Federal Deposit Insurance Corporation ("FDIC"), (2) are not deposits or other obligations of, and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms: Pershing, a subsidiary of Credit Suisse First Boston; and Bank of Oklahoma N.A., a subsidiary of BOKF, for custody of customer funds and securities. BOSC's retail securities transactions are executed and customer accounts are carried on a fully disclosed basis with Pershing. Fixed income trades for institutional customers are cleared through Bank of Oklahoma, N.A on a fully clearing basis. No securities were held for customers during the year ended December 31, 2001; however, during a routine review subsequent to year-end, the NASD advised BOSC to consider the replacement value of securities failed to receive or deliver on fixed income trades executed on a fully clearing basis as customer funds. Consequently, a segregated customer account has been set up and funded in 2002.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

BOSC considers all short-term, highly liquid investments with an original maturity when acquired of 90 days or less to be cash equivalents.

Statement of Changes in Subordinated Liabilities

The financial statements do not include a Statement of Changes in Liabilities Subordinated to the Claims of General Creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at December 31, 2001 or during the year then ended.

Depreciation and Amortization

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Amortization of goodwill is computed on a straight-line basis over five years.

Accounts Receivable or Accounts Payable – Broker/Dealer

BOSC records securities transactions on the trade date. Accounts receivable from or payable to broker/dealer is recognized for these transactions pending settlement. These transactions may include sales of securities not yet owned by BOSC.

Commissions Receivable – Broker/Dealer

BOSC has receivables related to commissions earned from the sales of investment and insurance products. Periodically, BOSC provides a reserve for uncollectible accounts based on an aging analysis of those receivables.

1. Summary of Significant Accounting Policies (continued)

Notes Payable to Affiliate

BOSC has two revolving lines of credit with Bank of Oklahoma, N.A. of $20 million and $50 million, respectively. As of December 31, 2001, approximately $6.4 million had been drawn on the $20 million line of credit. Any outstanding amounts under the $20 million line must be fully collateralized by qualifying securities. Any outstanding amounts under the $50 million line must be fully collateralized by U.S. Treasuries. For both lines, interest is based on the 30-day LIBOR rate plus 0.85% and is paid monthly.

Line of Credit

BOSC has an unlimited day loan line of credit with the Bank of New York bearing an interest rate of 1%. No amount was outstanding at December 31, 2001. Any outstanding amounts under this line are collateralized by securities underwritten and held by BOSC.

Securities Owned

The fair values of securities owned are based on quoted market prices or dealer quotes, when available. If quotes are not available, fair values are based on quoted prices of comparable instruments.

Revenue Recognition

BOSC receives a percentage of commissions that the clearing broker/dealer charges the customers, as described in the clearing contract. The agreement requires BOSC to indemnify Pershing for uncollected amounts relating to customers introduced by BOSC.

Fees and commissions earned for security trades are recorded on a trade-date basis.

Commissions on sales of annuities and insurance products are recorded when the contracts are accepted by the insurance companies.

Fees include gains, losses, and underwriting fees, net of syndicate expenses, arising from securities in which BOSC acts as underwriter. These are recognized at the time the underwriting is complete and the income is reasonably determinable.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

BOSC is included in the consolidated income tax return filed by the parent, BOKF. Income taxes are allocated to BOSC on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from BOKF.

Pending Statements of Financial Accounting Standards

In June, 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("FAS 141") and No. 142, Goodwill and Other Intangible Assets ("FAS 142"). FAS 141, which eliminated the pooling of interest method of accounting for business combinations, was adopted on July 1, 2001. FAS 142 established new rules of accounting for intangible assets. Under these new rules, intangible assets with indefinite lives such as goodwill will no longer be amortized but will be subject to impairment testing. BOSC will adopt FAS 142 as of January 1, 2002. Net income for 2001 would have been $485,284 had FAS 142 been effective for that year. During 2002, BOSC will perform the first of the required impairment tests of goodwill. The effect of the test on earnings and financial position has not yet been determined.

2. Net Capital Requirements

BOSC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1.

At December 31, 2001, BOSC's net capital position was as follows:

Net capital	$4,044,829
Net capital required	308,349
Excess capital	$3,736,480
Net capital ratio	114%

2. Net Capital Requirements (continued)

BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities. However, during a routine review subsequent to year-end, the NASD advised BOSC to consider the replacement value of securities failed to receive or deliver on fixed income trades executed on a fully clearing basis as customer funds. Consequently, a segregated customer account has been set up and funded in 2002.

3. Security Deposits

Security deposits consist of cash on deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement and good faith deposits for municipal issues.

4. Related Party Transactions

Due to affiliate primarily consists of amounts due Bank of Oklahoma, N.A. for reimbursement of BOSC operating expenses paid to third parties by Bank of Oklahoma, N.A. BOSC's performance is guaranteed by a pledge of cash collateral by BOKF.

In 2001, BOSC incurred $3,053,247 of general and administrative expenses allocated to BOSC by, and reimbursable to, Bank of Oklahoma, N.A.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at market value and consist of the following at December 31, 2001:

	Owned	Sold, not yet purchased
Obligations of the U.S. Government or its agencies	$ 872,010	$836,581
State and municipal obligations	8,449,370	–
Other corporate obligations	122,578	39,888
	$9,443,958	$876,469

5. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased, represent obligations of BOSC to deliver the specified security at the contract price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as BOSC's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. The market value of securities sold, not yet purchased is included in Accounts Payable – Broker/Dealer.

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income tax items are principally related to bond underwriting settlement, depreciation, and amortization. The reconciliation of income tax computed at the U.S. federal statutory tax rates to the effective income tax expense (benefit), for the year ended December 31, 2001 is as follows:

	Amount	Percent
Tax expense at U.S. statutory rate	$105,886	35%
State income tax, net of federal tax benefit	3,069	1
Tax exempt revenue	(96,800)	(32)
Meals and entertainment	20,089	7
Other	(34,068)	(11)
	$ (1,824)	–%

6. Income Taxes (continued)

Significant components of the income tax provision (benefit), for the year ended December 31, 2001 is as follows:

Current:	
Federal	$ 573,840
State	102,148
Total current	675,988
Deferred:	
Federal	(609,857)
State	(67,955)
Total deferred	(677,812)
	$ (1,824)

7. Employee Retirement Plans

BOSC employees participate in a BOKF defined benefit Pension Plan and a BOKF Thrift Plan, a defined contribution plan which incorporates certain retirement benefits. The pension plan is funded by employer contributions at a rate based upon base pay, years of service and employee age. Employees vest in the pension plan over five years, depending on date of hire. Benefits under this plan generally are based upon the employees' years of service and compensation during the years immediately preceding retirement. Since the assets contributed by the participating companies are not segregated or restricted to provide benefits for BOSC employees, the data available from the Plan's actuary is not sufficient to determine the accumulated benefit obligation nor the net assets attributable to BOSC. In the Thrift Plan, employer contributions match employee contributions of up to 5% of base pay, based on years of service. Employees vest in the employer contributions over five years of service and have a variety of investment options including BOKF common stock. BOSC incurred total expenses of approximately $234,099 for the pension and profit sharing plans for the year ended December 31, 2001.

8. Bond Underwriting Repurchase

During 2001, a holder of municipal bonds underwritten by BOSC in 1998 alleged the official statement pursuant to which the bonds were issued failed to properly disclose facts respecting the bonds and requested BOSC repurchase the bonds held by the bond holder at their face amount. Management has determined to offer to repurchase all the bonds issued in the underwriting which totaled $3,145,000 in face amount at December 31, 2001. The accrued bond underwriting repurchase amount of $1,600,000 represents management's best estimate of the net loss resulting from such an offer. The actual amount of net loss may differ from this estimate.

Supplemental Information

BOSC, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Year ended December 31, 2001

Total stockholder's equity from statement of financial condition	$ 8,387,318
Deduct ownership equity not allowable for net capital	0
Total ownership equity qualified for net capital	8,387,318
Deductions and/or charges:	
Nonallowable assets from statement of financial condition:	
Prepaid expenses	1,095,293
Goodwill, net	493,531
Unsecured commissions receivable – broker/dealer	232,130
Fixed assets	271,032
Income taxes receivable from affiliate	526,297
Deferred tax asset	924,607
	3,542,890
Haircuts on securities	799,599
Net capital	$ 4,044,829
Computation of basic net capital requirement	
Minimum net capital required (1/15 of aggregate indebtedness)	$ 308,349
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 308,349
Excess net capital	$ 3,736,480
Computation of aggregate indebtedness	
Total aggregate indebtedness liabilities	$ 4,625,233
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)	0
Total aggregate indebtedness	$ 4,625,233
Percentage of aggregate indebtedness to net capital	114%
Reconciliation with Company's computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 5,644,829
Post-closing audit adjustments	(1,600,000)
Net capital per above	$ 4,044,829

0202-0267571

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2001

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 0
Monies borrowed collateralized by securities carried for the accounts of customers	0
Monies payable against customers' securities loaned	0
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	8,023,152
Credit balances in firm accounts that are attributable to principal sales to customers	0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	0
Market value of short security count differences over thirty calendar days old	0
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	0
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	0
Total credit items	$ 8,023,152
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ 0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	8,063,015
Gross debits	0
Less three percent charge	0
Total debit items	$ 8,063,015

0202-0267571

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (continued)

Year ended December 31, 2001

Reserve computation –	
Excess of total debits over total credits	$ 39,863
Required deposit	$ 41,856

There are no material differences, other than the post-closing audit adjustments noted on Schedule I, between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001, Part II FOCUS report

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

Note: Subsequent to December 31, 2001, the NASD determined that certain customer fail transactions are subject to the reserve requirement. BOSC, Inc. initiated compliance with this requirement upon notification in 2002.

BOSC, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2001

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

BOSC, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Year ended December 31, 2001

Segregation requirements	
Net ledger balance:	$ 0
Cash	0
Securities (at market)	0
Net unrealized profit (loss) in open futures contracts	0
Exchange traded options:	
Add: market value of open option contracts purchased on a contract market	0
Deduct: market value of open option contracts granted (sold) on a contract market	0
Net equity (deficit)	0
Add: accounts liquidating to a deficit and accounts with debit balances with no open trades	0
Amount required to be segregated	0
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	0
Securities representing investments of customers' funds (at market)	0
Securities held for customers in lieu of cash margins (at market)	0
Margins on deposit with clearing organizations of contracts markets:	
Cash	0
Securities representing investments of customers' funds (at market)	0
Settlement due from (to) contract market clearing organization	0
Exchange traded options:	
Add: unrealized receivables for option contracts Purchased on contract markets	0
Deduct: unrealized obligations for option contracts granted (sold) on contract markets	0
Net equities with other FCMS	0
Total amount in segregation	0
Excess funds (insufficiency) in segregation	$ 0

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Supplementary Report of Independent Auditors on Internal Controls

Board of Directors
BOSC, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BOSC, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Ernst + Young LLP

February 8, 2002